

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2016

Bruce Lewis
Controller
Biglari Holdings Inc.
17802 IH 10, Suite 400
San Antonio, TX 78257

> Re: **Biglari Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 7, 2016**
> **File No. 000-08445**

Dear Mr. Lewis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1. We note your response letter dated March 22, 2013 addressing our comments on the Company's Registration Statement on Form S-3 filed on February 5, 2013 (File No. 333-186452) provided a legal analysis explaining that the Company is not an investment company. In particular, you note that that the Company does not meet any of the definitions of "investment company" set out in Section 3(a)(1) of the Investment Company Act of 1940 ("Investment Company Act"). You also stated that the Company is excepted from the definition of "investment company" pursuant to rule 3a-1 under the Investment Company Act and is excluded from the definition of "investment company" pursuant to Section 3(b)(1) of the Investment Company Act. Please provide an updated detailed legal analysis explaining why you believe you are not an investment company as

defined in the Investment Company Act. If available, please specifically discuss the applicability of any relevant exclusions under Section 3 of the Investment Company Act. In particular, we note that the Company sold Biglari Corp. and thus no longer has a controlling interest in The Lion Fund, L.P. and Western Acquisitions, L.P. In your response, please discuss the effect of the sale, if any, on the Company's and its subsidiaries' statuses as investment companies under the Investment Company Act.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

2. Please quantify the potential payments due to Sardar Biglari upon termination or a change in control as required by Item 402(j) of Regulation S-K. For example, we note your disclosure on page 21 regarding severance payments under his incentive agreement, and we note your disclosure on pages 29-30 regarding payments under the trademark license agreement.

Related Person Transactions, page 28

3. In connection with your disclosure regarding the payments from the company to Biglari Capital under the limited partnership agreements, please disclose Mr. Biglari's ownership interest in Biglari Capital. Refer to Item 404(a)(1)-(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure